                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

                                               Commission File Number:  0-25353
                                                                        -------

                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K and Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K
For Period Ended:    September 30, 2001
                   ----------------------

[  ] Transition Report on Form 10-K         [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F         [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:
                                ---------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I-REGISTRANT INFORMATION

Full name of registrant: Demegen, Inc.
                         ---------------------

Former name if applicable: Demeter BioTechnologies, Ltd.
                           ----------------------------------

Address of principal executive office (Street and number): 1051 Brinton Road
                                                           --------------------

City, State and Zip Code:  Pittsburgh, PA 15221
                           -----------------------

                        PART II-RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box is appropriate)

[] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III-NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant is awaiting the final valuation report on Periodontix, Inc. which was acquired in July, 2001. The registrant's independent auditors require the valuation report before they can finalize their report.

                            PART IV-OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification


    Richard D. Ekstrom                            412-241-2150
-------------------------------------------------------------------------
        (Name)                           (Area code)   (Telephone Number)



         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                           [X] Yes     [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           [X] Yes     [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The registrant will report a $10.5 million loss for the fiscal year ended September 30, 2001 verses a $1.7 million loss for the fiscal year ended September 30, 2000. The 2001 fiscal results include $7.7 million of non-cash charges consisting of $4.85 million of amortization of the license with Periodontix, Inc., $2.64 million for the write off of research and development acquired as part of the purchase of Periodontix, Inc. and a $0.18 million charge relating to patent cost that were written off due to the termination of the agreement with Dow AgroScienses, LLC.

                                  Demegen, Inc.
            --------------------------------------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     12/28/01                            By /s/ Richard D. Ekstrom
     -------------------------------------      ----------------------------
     Richard D. Ekstrom, Chairman & Chief Executive Officer


                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).